EXHIBIT 99.4

VOTING AGREEMENT

CONFIDENTIAL

August 21, 2012

CPI Ballpark Investments Ltd

c/o DTOS Ltd

10th Floor, Raffles Tower

19 Cybercity, Ebene, Mauritius

Re: Voting Letter Agreement (the “Letter Agreement”)

Dear Sirs:

Each of the undersigned (each a “Shareholder”, and together the “Consortium”) is a shareholder of China Hydroelectric Corporation, a company organized and existing under the laws of the Cayman Islands (the “Company”), and beneficially owns the number of ordinary shares, par value $0.001 per share (“Shares”), of the Company and/or American Depositary Shares of the Company (“ADSs”), each representing three Shares, set forth opposite its name on Schedule A hereto (such Shares or ADSs, together with (i) any other Shares, ADSs or other capital stock of the Company acquired by the Shareholder after the date hereof and (ii) any Shares received by the Shareholder upon conversion of any ADSs held by the Shareholder, in each case after the date hereof and during the term of this Letter Agreement, being collectively referred to herein as the Shareholder’s “Subject Shares”).

It is contemplated that the Consortium will collectively submit a written request to the board of directors of the Company (the “Board”) to call an extraordinary general meeting of the shareholders of the Company (the “EGM”), and at such meeting the Consortium will propose to remove certain members of the Company’s current board of directors as determined by the Consortium and elect the director candidates nominated and agreed by the Consortium to the Company’s board of directors thereof (collectively, the “Proposed Matter”). Each Shareholder agrees to cooperate in good faith with the other Shareholders and take all commercially reasonable action necessary to (a) call and convene the EGM, including distribution of notices and proxy materials necessary under applicable law (including the laws of the Cayman Islands, U.S. securities laws, and the applicable rules and regulations of the principal exchange on which the ADSs are traded) to call the EGM (“EGM Materials”) and allow the voting on resolutions necessary to effect the Proposed Transaction (and no other matters or business), and (b) convert all ADSs comprising the Subject Shares (including any ADSs subsequently acquired by the Shareholder following the date hereof) into Shares at any time at the direction of CPI Ballpark Investments Ltd. (“CPI Ballpark”) in order to call such EGM and otherwise effect the Proposed Matter.

Each Shareholder hereby agrees that at the EGM or any other meeting of the shareholders of the Company during the term of this Letter Agreement at which the Proposed Matter is submitted to a vote by the shareholders (each, a “Related Shareholder Meeting”), the Shareholder shall, including by executing written consents, vote (or cause to be voted) the Subject Shares in favor of the adoption of the Proposed Matter and prevent any action by the Company that is inconsistent with this Letter Agreement, until the termination of this Letter Agreement in accordance with its terms.

Each Shareholder further agrees that at the EGM or any Related Shareholder Meeting or at any adjournment thereof or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any other director candidates who are not nominated by the Consortium unless agreed in writing by each Shareholder, and (ii) any amendment of the Memorandum and Articles of Association of the Company or the Bylaws of the Company or other proposal or transaction involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or otherwise adversely impact the adoption of the Proposed Matter. The Shareholder shall not commit or agree to take any action inconsistent with the foregoing. Each Shareholder covenants that it shall either (y) attend the EGM, any Related Shareholder Meeting or at any adjournment thereof and cause the Subject Shares to be counted as present thereat for purposes of calculating a quorum and vote (or cause to be voted) all of the Subject Shares (including Subject Shares which are Shares represented by ADSs) at all times in accordance with this Letter Agreement or (z) grant to CPI Ballpark (and any designee of CPI Ballpark) an irrevocable proxy (and appoint CPI Ballpark or any such designee of CPI Ballpark as its attorney-in-fact) to vote in accordance with the terms of this Letter Agreement in the form attached hereto as Schedule B.

Subject to the provisions of this Letter Agreement (including the conversion of ADSs into Shares as contemplated hereunder), each Shareholder agrees not to (a) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person, (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, (c) enter into a swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any Subject Shares, or (d) create or permit to exist any encumbrance or lien affecting any of the Subject Shares, and shall not commit or agree to take any of the foregoing actions.

Each Shareholder shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with CPI Ballpark and other members of the Consortium in doing, all things necessary, proper or advisable to cause the adoption of the Proposed Matter, including, to deliver a joint letter to the Board in the form attached hereto as Schedule C.

CPI Ballpark shall prepare the EGM Materials and each Shareholders shall promptly, upon reasonable request by CPI Ballpark, provide CPI Ballpark any information required for inclusion in the EGM Materials related to such Shareholder (including information relating to the qualifications, biography and experience of any director to be nominated by such Shareholder in connection with the Proposed Matter) and shall promptly provide such other assistance in the preparation thereof as may be reasonably requested CPI Ballpark from time to time. Notwithstanding anything to the contrary stated above, prior to filing or mailing the EGM Materials (including any amendment or supplement to the EGM Materials), CPI Ballpark shall provide each Shareholder with a reasonable opportunity to review and comment on such documents and CPI Ballpark shall consider all additions, deletions or changes suggested thereto by such Shareholder in good faith.

Each Shareholder agrees to cooperate in good faith with CPI Ballpark to prepare the joint Schedule 13D (the “Schedule 13D”) describing the terms of the transactions contemplated by this Letter Agreement in the form required by the Securities and Exchange Act of 1934 (the “Exchange Act”). Each Shareholder further agrees to jointly file or authorize the filing of the Schedule 13D along with any amendments and supplements thereto with all other members of the Consortium and shall execute and deliver all agreements and information necessary to effect such joinder as required under the Exchange Act, and attach this Letter Agreement, the EGM Materials (if applicable) and all other agreements entered into by and between members of the Consortium with respect to the Proposed Matter as of such date, as exhibits to such filing to the extent required by the Exchange Act. For the avoidance of doubt each Shareholder shall only be responsible for the information in the joint Schedule 13D (including any amendments, supplements, agreements or documents required to be filed to the SEC or the NYSE Euronext) relating to such Shareholder.

None of the information relating to a Shareholder or its affiliates or its or their officers and directors supplied or to be supplied in writing by a Shareholder for inclusion or incorporation by reference in the EGM Materials or Schedule 13D, along with any amendments and supplements thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time any information relating to a Shareholder or any of its affiliates, or its or their officers or directors, should be discovered by a Shareholder which should be set forth in an amendment or supplement to the EGM Materials or the Schedule 13D, so that the EGM Materials or Schedule 13D, as the case may be, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Shareholder shall promptly notify the other Consortium members, and the Consortium shall take all action necessary to promptly amend or supplement the EGM Materials or the Schedule 13D, as the case may be, and, in the case of amendments or supplements to the EGM Materials, disseminate such amendment or supplement to the Company’s shareholders, as applicable. Each Shareholder further agrees that all documents that such Shareholder is responsible for filing with or submitting to the SEC or the NYSE Euronext or disseminating to shareholders of the Company in connection with the Proposed Matter will comply as to form and substance in all material respects with the requirements of applicable laws (including the rules and regulations of the NYSE Euronext).

Each member of the Consortium agrees to reimburse, on a pro rata basis as set forth in Schedule A, all documented and reasonable out-of-pocket costs and expenses incurred by the Consortium after the date hereof in connection with the Proposed Matter, including, documented and reasonable fees incurred after the date hereof in connection with the Proposed Matter by legal counsel, proxy solicitation firms and public relation firms (if any) retained by CPI Ballpark and reasonably acceptable to other members of the Consortium; provided, further, that this provision relating to reimbursement of expenses shall not apply to any consultants or advisors retained by any Shareholder in its individual capacity (other than consultants and advisors retained by CPI Ballpark prior to the date hereof, which consultants and advisors have been disclosed to the other Shareholders and will continue to represent the Consortium); and provided, finally, that each Shareholder shall be responsible for its own costs in converting the ADSs comprising any Subject Shares into Shares pursuant to this Letter Agreement.

This Letter Agreement shall be effective as of the date hereof and shall terminate upon the earliest to occur of (a) December 31, 2012, (b) the adoption of the Proposed Matter, or (c) the Shareholders terminating this Letter Agreement at any time by mutual written consent.

Each Shareholder hereby represents and warrants to each of the other Shareholders of the Consortium as follows: (a) the Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (b) the Shareholder has all requisite power and authority to execute this Letter Agreement and to consummate the transactions in connection with the Proposed Matter; (c) the execution and delivery by the Shareholder of this Letter Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder; (d) the Shareholder has duly executed and delivered this Letter Agreement, and, assuming its due authorization, execution and delivery by each Shareholder of the Consortium, this Letter Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms; (e) the Shareholder is the record and beneficial owner of and has good and marketable title to, the Subject Shares, free and clear of any liens; (f) the Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares; and (g) the Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Letter Agreement.

This Letter Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed wholly within such State.

Neither this Letter Agreement nor any of the rights, interests or obligations under this Letter Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by the Shareholder without the prior written consent of CPI Ballpark, provided that each Shareholder may assign its rights, but not its obligations, to an affiliate of such Shareholder without consent of the other parties under this Letter Agreement. Nothing in this Letter Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Letter Agreement, except as expressly provided in this Letter Agreement. For the purposes of this Letter Agreement, “affiliate” shall mean, with respect to any specified person, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified.

Each Shareholder acknowledges that any breach of this Letter Agreement by it or any of its directors, officers, employees, affiliates or representatives could result in irreparable injury to other Shareholders, for which money damages would not adequately compensate such Shareholders. In the event of any such breach or any threatened breach, such Shareholders shall be entitled to seek an injunction or restraining order issued by any competent court of equity enjoining and restricting the breaching party from breaching or continuing any such breach. Such remedy shall not be deemed to be the exclusive remedy, but shall be in addition to all other remedies available at law or equity to such Shareholders.

Subject to the exceptions and limitations in this Letter Agreement relating to the filing of the Schedule 13D along with any amendments and supplements thereto, each Shareholder shall keep secret and confidential and not disclose, announce or otherwise publicize the existence of this Letter Agreement, the Proposed Matter, any discussions or negotiations with regard to the Proposed Matter, the possibility of the transaction contemplated or any other arrangements connected in any way with the Proposed Matter except to the extent necessary to comply with any legal obligation or the requirement of any relevant stock exchange or other regulatory government or official body.

Please indicate your agreement to the foregoing by signing below where indicated.

Yours truly,

SWISS RE FINANCIAL PRODUCTS CORPORATION

by	/s/ Hank Chance
Name: Hank Chance
Title: Authorized Signatory

CHINA ENVIRONMENT FUND III, L.P.

By:	China Environment Fund III Management, L.P., its general partner

By:	China Environment Fund III Holdings Ltd., its general partner

by	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized Signatory

ABRAX

by	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Authorized Signatory

IWU INTERNATIONAL LTD.

by	/s/ Li Wu Fehlmann
Name: Li Wu Fehlmann
Title: Authorized Signatory

ACKNOWLEDGED AND AGREED:

CPI BALLPARK INVESTMENTS LTD.

by	/s/ Georges A. Robert
Name: Georges A. Robert
Title: Authorized Signatory

SCHEDULE A

Subject Shares

Name of Shareholder	Type of securities owned	Number of Shares owned and/or number of Shares represented by ADSs owned		Pro-rata percentage

CPI Ballpark Investments Ltd.	Shares	38,744,395		64.5%

Swiss Re Financial Products Corporation	ADSs and Shares	10,114,508	(1)	16.8%

China Environment Fund III, L.P.	ADSs	7,838,595	(2)	13.0%

Abrax	ADSs and Shares	2,316,004	(3)	3.9%

IWU International Ltd.	ADSs and Shares	1,085,783	(4)	1.8%
Total		60,099,285		100.0%

Notes:

(1)	Swiss Re Financial Products Corporation beneficially owns 3,371,502 ADSs (representing 10,114,506 Shares) and two Shares.
(2)	China Environment Fund III, L.P. beneficially owns 2,612,865 ADSs (representing 7,838,595 Shares).
(3)	Abrax beneficially owns 772,001 ADSs (representing 2,316,003 Shares) and one Share.
(4)	IWU International Ltd. beneficially owns 361,927 ADSs (representing 1,085,781 Shares) and two Shares.

SCHEDULE B

Form of Proxy

Reference is made to that certain Voting Letter Agreement, dated August 21, 2012 (the “Letter Agreement”), between the undersigned (the “Shareholder”), CPI Ballpark Investments Ltd. (“CPI Ballpark”) and certain other parties named therein. Capitalized terms not defined herein shall have the meanings assigned to them in the Letter Agreement.

The Shareholder hereby irrevocably grants to, and appoints, any one of Amit Gupta, Min Lin, or Darren Massara, who are authorized representatives of CPI Ballpark, and each of them individually, as the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares, in the manner indicated in the Letter Agreement. The Shareholder hereby affirms that the irrevocable proxy is coupled with an interest and constitutes, among other things, an inducement for CPI Ballpark to enter into the Letter Agreement, and may under no circumstances be revoked. The Shareholders shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy and appointment. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. The irrevocable proxy granted hereunder shall survive the dissolution, bankruptcy or other incapacity of the Shareholder and shall automatically terminate upon the termination of the Letter Agreement. The Shareholder hereby revokes any and all previous proxies with respect to the Subject Shares and shall not hereafter, unless and until the Letter Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Subject Shares, deposit any of the Subject Shares into a voting trust or enter into any agreement (other than the Letter Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Subject Shares, in each case, with respect to any of the matters set forth herein.

This proxy shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed wholly within such State.

SWISS RE FINANCIAL PRODUCTS CORPORATION

by
Name:
Title:

CHINA ENVIRONMENT FUND III, L.P.

By:	China Environment Fund III
Management, L.P., its general partner

By:	China Environment Fund III
Holdings Ltd., its general partner

by
Name:
Title:

ABRAX

by
Name:
Title:

IWU INTERNATIONAL LTD.

by
Name:
Title:

Acknowledged and Accepted:

CPI BALLPARK INVESTMENTS LTD.

by
Name:
Title: Authorized Signatory

SCHEDULE C

Incorporated herein by reference to Exhibit 99.2 of this Schedule 13D.